UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Burns, Jr., John J.
   Alleghany Corporation
   375 Park Avenue
   New York, NY  10152
   USA
2. Issuer Name and Ticker or Trading Symbol
   Alleghany Corporation
   Y
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 31, 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock                 |3/10/9|G   |400               |D  |           |                   |      |                           |
                             |9     |    |                  |   |           |                   |      |                           |
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                             |3/16/9|A(1)|21,359            |A  |$183.75    |                   |      |                           |
                             |9     |    |                  |   |           |                   |      |                           |
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                             |3/16/9|D(1)|10,679            |D  |$183.75    |                   |      |                           |
                             |9     |    |                  |   |           |                   |      |                           |
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                             |3/16/9|A(2)|7,681             |A  |$183.75    |                   |      |                           |
                             |9     |    |                  |   |           |                   |      |                           |
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                             |11/5/9|G   |399               |D  |           |                   |      |                           |
                             |9     |    |                  |   |           |                   |      |                           |
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                             |12/23/|G   |1,300             |D  |           |                   |      |                           |
                             |99    |    |                  |   |           |                   |      |                           |
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                             |12/27/|G   |582               |D  |           |56,669(3)          |D     |                           |
                             |99    |    |                  |   |           |                   |      |                           |
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                             |      |    |                  |   |           |740(3)             |I     |by wife                    |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Performance shares      |1-for-1 |10/19|A   |15,000     |A  |(4)  |6/30/|Common Stock|15,000 |       |15,000      |D  |            |
                        |        |/99  |    |           |   |     |02   |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Settlement of 21,359 performance shares for 10,680 shares of Common Stock and $1,962,266.25 in cash.
(2) Vesting of 7,681 performance shares for 7,681 shares of Common Stock. Payout is deferred until the month after the undersigned ceases to be an officer of Alleghany Corporation and will be paid one-half in shares of Common
Stock and one-half in cash (based upon the fair market value of the Common Stock at the time of the payout).
(3) Includes shares of Common Stock paid by Alleghany Corporation as a stock dividend in April 1999.
(4) Fifty percent of the award vests upon Alleghany's Common Stock achieving a market price of $233 per share,
80% of the award vests upon Alleghany's Common Stock achieving a market price of $247 per share, and 100% of the award vests upon Alleghany's Common Stock achieving a market price of $267 per share (with appropriate interpolation), on each of any 20 consecutive trading days ending on or before June 30, 2002.
SIGNATURE OF REPORTING PERSON
/s/ John J. Burns, Jr.
DATE
January 13, 2000